Exhibit 99.2

Equity Transfer Agreement

(English Translation)

This Equity Transfer Agreement (the “Agreement”) was signed by the following parties in Dongcheng District, Beijing on July 25, 2022 (the “Signing Date”):

(1) Moxian Group Limited, a limited company duly established and duly existing under the laws of Samoa with its registered address at Unit A. 8th Floor, Winbase Centre, 208 Queen’s Road Central, Hong Kong (the “Transferor”); and

(2) Liu Jiantao, a natural person of Chinese nationality, whose identity card number is 37062919781027454 and whose domicile is: No. 26 Jia Kuang Village, Guocheng Town, Hai Yang City, Shandong Province, People’s Republic of China (“the Transferee”);

In this Agreement, any of the above parties is referred to individually as a “Party” and collectively as the “Parties”.

Given:

(1) Moxian (Hong Kong) Limited is a limited company established in accordance with the laws of the Hong Kong Special Administrative Region of China, which is the “target company” of this agreement. It was established on January 18, 2013, and the company number is 1853630.

(2) As of the signing date of this agreement, the transferor holds 100% equity of the target company.

(3) The Transferee intends to transfer from the Transferor and obtain the company equity held by it in accordance with the terms and conditions of this agreement, and the transferor intends to transfer 100% of the target company it holds in accordance with the terms and conditions of this agreement. Equity is transferred to the transferee.

Therefore, in order to clarify the rights and obligations of both parties in the process of equity transfer, the two parties have reached the following agreement after thorough negotiation:

1. Equity transfer subject matter and transfer price

The Transferor agrees to transfer 100% of the equity (“target equity”) held by it in the target company to the Transferee (“the transfer of shares”) in accordance with the conditions stipulated in this agreement, and the transfer price is HKD1,000.

2. Payment of transfer price

2.1 Subject to compliance with the terms and conditions of this Agreement, both parties shall satisfy the conditions precedent set forth in Article 3.1 of this Agreement in full or the Transferor shall waive in writing two (2) conditions precedent above. “Delivery” within the working day or other time and place mutually agreed by both parties (the day of delivery is the “delivery day”):

(1) The transferor shall issue to the transferee on or before the delivery date: (i) a capital contribution certificate reflecting the transferee’s capital contribution for the share conversion. The capital contribution certificate shall specify the following matters: company name, company establishment Date, registered capital, shareholder name, subscribed capital contribution, equity ratio, date of capital contribution payment, number and date of issuance of the capital contribution certificate, and stamped with the company’s official seal; (ii) reflect the company’s shareholders after the conversion. The register of shareholders shall be affixed with the signatures of the directors of the company and the official seal of the company.

(2) The price corresponding to the transfer price stipulated in Article 1 of this Agreement (“transfer price”) shall be paid by the transferee to the bank account designated by the transferor on the delivery date.

2.2 After the transferor receives the above-mentioned transfer price, it shall immediately issue a corresponding payment receipt to the transferee to confirm that it has received the relevant equity transfer price.

3. Delivery

3.1 Both parties confirm and agree that the transferee pays the transfer price in accordance with Article 2 of this Agreement on the premise that all the following conditions are satisfied or waived in writing by the transferee:

(1) All consents and approvals (if any) required by the transferor to sign, deliver or perform this agreement and complete the transfer of shares have been obtained and maintained in full force and effect, including: (i) approval, filing or registration by the competent government authority , (ii) the signing, delivery and performance of this Agreement by the Shareholders’ Meeting/Board of the Transferor and the appropriate approval of this share conversion under this Agreement, and (iii) the consent or waiver of any third-party enterprise, unit or individual, etc.; and

(2) The transferor has completed the signing and delivery of all documents related to the share conversion (including but not limited to this agreement, the company’s articles of association and the relevant application documents for the registration of changes in the company’s registration for this share conversion).

(3) Moxian Malaysia Sdn Bhd has officially started its liquidation and deregistration procedures.

3.2 From the delivery date, the transferee will enjoy all the rights of the target equity and assume the corresponding shareholder obligations, while the transferor will no longer enjoy the rights of the target equity or assume the shareholder obligations.

3.3 Within ten (10) working days from the delivery date or other time agreed upon by both parties, the transferor shall urge and assist the target company to go through the formalities for the change of company registration involved in this share conversion, and provide the corresponding change registration certificate. delivered to the assignee.

3.4 From the date of delivery, the transferee shall undertake and perform any responsibilities, obligations and commitments of the target company of any nature, whether asserted or unclaimed, known or unknown, absolute or contingent, ascertained or unaccounted, due or unexpired.

3.5 From the closing date, the transferee hereby exempts the transferor and its representatives (for the purpose of this agreement, “representatives” include related parties, employees, managers and representatives, companies, professional consultants, the same below) from legal or other responsibilities, obligations, claims and demands of any nature and kind, whether known or unknown, suspected or unsuspected, disclosed or undisclosed, threatened or unthreatened or possibly threatened, Regardless of whether it is generated before or on the date of signing this agreement, whether it is proposed by a third party or not, and whether it is the business activities, target equity, this agreement and this conversion by the company and its directly or indirectly controlled subsidiaries arising out of or in connection with, except for the representations and warranties expressly set forth in Section 5 and other provisions of this Agreement. The transferee acknowledges and agrees that these waivers are intended to cover claims that it did not know or suspect existed in its favor at the time of entering into this Agreement. However, the above waiver will not limit or restrict the rights of the transferee to take action to enforce the provisions of this agreement.

3.6 From the delivery date, the transferee shall urge the target company and its directly or indirectly controlled subsidiaries to stop using any trademarks and names related to “MOXIAN” and “魔线” as soon as possible; if permitted by the competent government authorities, change the name of the target company and its subsidiaries as soon as possible so that it will stop using “MOXIAN” or “魔线”, and l make people reasonably associate with the name of the transferor..

3.7 From the signing date of this agreement to the delivery date, both parties agree that the business of the target company shall be conducted in accordance with normal procedures, and no transactions beyond the normal procedures shall occur without the written approval of both parties.

3.8 On the closing date, all contracts, agreements, understandings and arrangements between the transferor and the target company shall be terminated, and the transferor and the target company shall no longer have any obligations or liabilities to each other.

3.9 The transferor agrees that, on the delivery date, the cash retained in the account of Moxian Technologies (Beijing) Co., Ltd., a subsidiary indirectly wholly held by the target company, shall not be less than RMB 1.2 million yuan.

4. Bearing of taxes and fees

Both parties shall bear all taxes and fees arising from the signing and performance of this agreement by themselves.

5. Representations and warranties

5.1 The transferor makes the following representations and warranties to the transferee and ensures that such representations and warranties are true, complete and accurate on the date of signing and delivery of this agreement; the transferor confirms that the transferee has signed this agreement in accordance with these representations and warranties :

(1) The transferor has complete and independent legal status and legal capacity to sign, deliver and perform transaction documents, and can independently act as the subject of litigation;

(2) The transferor has obtained full power and full and comprehensive consent and authorization to sign and perform its obligations under the transaction documents, and the transaction documents are legally binding on the transferor;

(3) The signing and performance of this agreement by the transferor does not constitute a violation of any laws, contracts/agreements that are binding on it;

(4) On the closing date, the target company does not have any debts and contingent debts that have not been notified to the transferee, does not have any pending litigation or arbitration, and does not have any unpaid taxes; If losses are caused to the transferee after the delivery date, the transferor promises to compensate the transferee for the corresponding losses.

(5) The target equity transferred by the transferor is a legally held equity, and the obligation of paid-in capital contribution has been completed for such equity, and there is no circumstance of evading capital contribution; and

5.2 The transferee makes the following representations and warranties to the transferor, and confirms that the transferor has signed this agreement in accordance with these representations and warranties:

(1) The transferee has full power and authority to sign and perform its obligations under the transaction documents;

(2) The transferee signed the transaction documents for its true intention, and the signing and performance of the transaction documents does not constitute a breach of any contract/agreement that is binding on it;

(3) By consulting the transferor on the situation of the target company and obtaining the financial statementst (attached to this agreement), the transferee is fully aware of and willing to accept the operating conditions of the target company and its directly or indirectly controlled subsidiaries, including but not limited to Its asset status, claims and liabilities, litigation, arbitration, administrative penalties, legal orders, etc.

6. Effectiveness and termination of the agreement

6.1 This agreement will take effect once signed or sealed by both parties.

6.2 This Agreement may be terminated by mutual written agreement. After the termination of this agreement, both parties shall return the consideration under this agreement obtained from other parties in the principle of fairness, reasonableness and good faith, and try to restore the state at the time of signing this agreement as much as possible. After the termination of this agreement, all rights and obligations of both parties under this agreement shall be terminated immediately, this agreement shall immediately become invalid and neither party shall bear any responsibility, but (i) Articles 7, 8, Except for the provisions of Articles 9 and 10, and (ii) nothing in this Agreement shall relieve either party of its liability for breach of this Agreement prior to the termination of this Agreement.

7. Liability for breach of contract

7.1 General provisions

A party is in breach of this Agreement if it fails to perform any of its obligations under this Agreement in accordance with the provisions of this Agreement, or breaches any of its representations, representations, warranties or undertakings under this Agreement. If a party to this Agreement (the “Performing Party”) who has not breached this Agreement suffers any loss as a result of a breach of this Agreement by one party (the “Breaching Party”), the Defaulting Party shall indemnify the performing Party for such losses. , and shall take appropriate measures to protect the performing party from any further damage.

7.2 Liquidated damages

Except as specifically stipulated in this agreement, if one party violates this agreement and causes the other party to bear any costs, liabilities or suffer any losses, the breaching party shall compensate for any of the above losses (including but not limited to interest paid or lost due to breach of contract and attorney fees) performing party. The total amount of compensation paid by the breaching party to the performing party shall be the losses incurred due to the breach of contract (also includes the loss of the reduction in the value of the company’s equity held due to such breach of contract).

If any disputes, disputes, lawsuits (collectively referred to as “disputes”) arising from the ownership or authorization of the target equity, make this share conversion invalid or cause the transferee to bear any expenses, liabilities, or suffer any form of damage or In case of loss, the transferor shall be liable for compensation and make full and full compensation to the transferee. The scope of compensation includes the expected benefits that the transferee can obtain in the absence of the above-mentioned disputes.

8. Applicable Law and Dispute Resolution

8.1 Chinese laws shall apply to the conclusion, validity, modification, interpretation, performance, termination of this agreement and disputes arising from or related to this agreement.

8.2 All disputes arising from or related to the implementation of this Agreement shall be resolved through friendly negotiation first by both parties. If any dispute cannot be resolved through negotiation within fifteen (15) days after the dispute arises, either party has the right to submit the dispute to Beijing Arbitration Commission/Beijing International Arbitration Center for arbitration in accordance with its arbitration rules. The arbitral award is final and binding on both parties.

8.3 During the dispute resolution period, both parties continue to have their other rights under this agreement and shall continue to perform their corresponding obligations under this agreement.

9. Notice and Service

9.1 Any notice or other communication (“notice”) sent by one party to the other party in connection with this Agreement shall be in writing (including e-mail) and shall be delivered to the notified party at the following mailing address or communication number, noting that: The name of each contact person listed below constitutes a valid notice.

Transferor:

Moxian Group Limited

Mailing address: Room 1301, Wing Tuck Commercial Centre, 177-183 Wing Lok Street, Hong Kong

E-mail: yf@abitgrp.com

Transferee

Liu Jiantao

Mailing address: Room 1202 Block B Jiahui Center 6 Jiqing Li Chaoyang District, Beijing

E-mail: sddb6699@163.com

9.2 The various means of communication specified in the preceding paragraph shall determine their delivery time in the following ways:

(1) If the notice presented in person is deemed to be served when the notified person signs for it, it shall not be deemed to be effectively served if the notified person does not sign for it;

(2) Notices that can be sent by mail shall be sent by registered express or express mail, and shall be deemed to have been served on the notifier seven (7) days after posting;

(3) Any notice sent by facsimile or electronic mail shall be deemed effective when it reaches the recipient, and shall be deemed to be the date of delivery.

9.3 If the above-mentioned correspondence address or communication number of any party changes (“change party”), the changing party shall notify the other party within seven (7) days after the change occurs. If the changing party fails to notify in a timely manner as agreed, the changing party shall bear the losses caused thereby.

10. Information Disclosure and Confidentiality Policy

10.1 The terms and conditions of this agreement and its annexes (including all terms and conditions and even the existence of this agreement and any related transaction documents) are confidential information, and the parties to this agreement shall not disclose it to any third party unless otherwise stipulated in this agreement. from its stipulations.

10.2 Both parties shall deal with any proprietary or confidential or confidential data and information about the target company, its business or belonging to the other parties, or disclosed by the other parties at any time or for the purpose of signing this agreement or performing this conversion. The information and the specific content of this Agreement (“Confidential Information”) shall be kept confidential and shall not be disclosed to any parties other than the parties to this Agreement and their affiliates, employees, officers and representatives, companies, professional advisors and relevant government departments who need to know the Confidential Information. Third party or person disclosure.

10.3 Both parties shall procure their employees to comply with and be bound by the obligations set out in this Article.

10.4 Notwithstanding the above provisions, both parties have the right to disclose the existence of this share conversion (but not the terms of this share conversion) to their respective affiliates or affiliates, investment committees, boards of directors, senior management, limited partners, Investment banks, lenders, accountants, legal advisors, business partners and potential investors in good faith, provided that the individual or institution receiving the information has agreed to an obligation to keep the information confidential.

10.5 Notwithstanding the above provisions, the transferee has the right to independently decide to disclose the transfer of shares to a third party or the public.

10.6 The restrictions set out above in this clause 10 do not apply to information disclosed when:

(1) Disclosure or use required by Chinese law, any regulatory authority or government department;

(2) The disclosure or use is required by any judicial or administrative proceedings arising out of this Agreement or any other agreement entered into under this Agreement, or relevant matters reasonably disclosed to the tax authorities;

(3) Disclosure to professional advisors, affiliates, employees, officers, directors or representatives of both parties who need to know the confidential information, but both parties shall require such professional advisors and other personnel to comply with the provisions of this Article 10 regarding such Confidential Information as it is a party to this Agreement;

(4) The information has entered the public domain for reasons other than the parties to this agreement or the company;

(5) Disclosures made in accordance with Sections 10.6 and 10.7;

(6) Disclosure or use has been approved in writing by all other parties in advance.

10.7 If it is disclosed based on the above reasons (1) and (2), the party that discloses the information shall discuss the relevant information disclosure and submission with other parties within a reasonable time before disclosing or submitting the information, and shall disclose or submit the information at the request of the other party. Under the circumstances, as far as possible, the party who has obtained the information shall keep the disclosed or submitted part of the information confidential.

11. Others

11.1 This Agreement shall take effect from the date of signature or seal of both parties.

11.2 This Agreement, other transaction documents and their attachments constitute the entire agreement between the parties regarding this share conversion, and supersede any previous agreement, investment letter of intent, memorandum of understanding, representation or other obligations (whether in written or oral, including all forms of communication), and this Agreement (including modifications or amendments thereto, and other transaction documents) contains the sole and entire agreement of the parties with respect to the matters hereunder.

11.3 If any clause in this agreement is invalid or unenforceable due to applicable laws, government department licenses, rulings or judgments of arbitration institutions or courts, such clauses shall be deemed to have not existed from the beginning and shall not affect this agreement. The validity of other terms of the agreement; and, the transferor agrees that the transferor cannot deny the economic interests of the transferee on this ground, and the transferor shall adopt the reasonable suggestions put forward by the transferee and adopt other alternatives permitted by law to give The transferee has the same or equivalent economic interests and legal rights; and the parties to this agreement should negotiate within the legal scope to revise this agreement to determine new terms to ensure the maximum realization of the intent of the original terms.

11.4 This Agreement is valid for the successors and assigns of both parties, and the above-mentioned successors and assigns may enjoy the rights and interests under this Agreement.

11.5 The transferee may assign and transfer its rights, rights and obligations under this agreement to its affiliates and affiliated funds upon notification to other parties (but without the consent of other parties). Except as provided in this paragraph above, neither party may assign or transfer any of its rights or obligations under this Agreement.

11.6 Unless otherwise provided in this Agreement, a party’s failure to exercise or delay in exercising the rights, powers or privileges under this Agreement shall not constitute a waiver of those rights, powers and privileges, and the single or partial exercise of these rights, powers and privileges does not preclude the exercise of such rights, powers and privileges. any other rights, powers and privileges.

11.7 If there is a conflict between the articles of association and resolutions filed by the target company with the company registration authority at that time and this agreement, or if this agreement stipulates matters not stipulated in the articles of association and resolutions of the company, both parties agree that the provisions of this agreement shall prevail, and either party shall prevail. No defense can be raised in this regard.

11.8 Both parties agree that for the purpose of handling the registration change of the target company for this share transfer and tax declaration procedures, the two parties may sign other forms of equity transfer agreement (“Short Version Equity Transfer Agreement”). If there is any inconsistency or conflict between the terms of the agreement, the terms of this agreement shall prevail.

11.9 Any modification or supplement to this Agreement shall be invalid unless it is agreed by both parties and made in writing, and neither party shall modify it by itself.

11.10 Matters not covered in this agreement shall be resolved through negotiation between the two parties. If an agreement is reached through negotiation, a supplementary agreement may be signed. The supplementary agreement and this agreement have the same legal effect.

11.11 The original of this agreement is made in two (2) copies, each party holds one (1) copy, which has the same legal effect.

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Transferor:

Moxian Group Limited

/s/ Deng Conglin
Name:	Deng Conglin
Position:	Authorized Representative
Date:	July 25, 2022

Transferee: Liu Jiantao

/s/ Hao Qinghu
(on behalf of Liu Jiantao)
Date:	July 25, 2022